Exhibit 1.01

Conflict Minerals Report of Lifeloc Technologies, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Lifeloc Technologies, Inc. (“Lifeloc”) for calendar year 2025 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Due Diligence

Lifeloc undertook due diligence to determine the conflict minerals status of the necessary conflict minerals, specifically gold, tantalum and tin, used in the manufacture of its breath alcohol testers. Lifeloc’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company in the breathalyzer business, Lifeloc is several levels removed from the actual mining of conflict minerals. Lifeloc does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

Lifeloc’s due diligence measures included conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

As a result of the due diligence measures described above, Lifeloc has determined in good faith that for calendar year 2025, the conflict minerals status for a portion of the gold, tantalum and tin it uses to be “DRC conflict undeterminable and for the remainder to be “DRC conflict free” (terms as defined in the 1934 Act). Lifeloc’s determination regarding the gold, tantalum and tin that it has classified as “DRC conflict undeterminable” was due to a lack of information from its suppliers to conclude whether conflict minerals originated in the Covered Countries and, if so, whether the gold, tantalum and tin were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

Product Description

Lifeloc develops, manufactures and markets breath alcohol testers and related accessories, supplies and education.  We design, produce and sell fuel-cell based breath alcohol testing equipment, as well as a line of supplies, accessories, services, and training to support customers’ alcohol testing programs. Some of our breath alcohol testers, components of which are manufactured by third parties, contain small amounts of gold and tantalum. In addition, the solder we use in our own manufacturing process contains small amounts of tin.

Based on the information obtained through the due diligence process, Lifeloc does not have sufficient information to determine the facilities used to produce the conflict minerals in its products, nor the mine or location of origin of conflict minerals in its products.

Conflict Minerals Policy

In connection with Rule 13p-1, we have adopted a policy with respect to our sourcing of conflict minerals (our "Policy"). Lifeloc has implemented a due diligence process across our supply chain to support the identification and avoidance of “Conflict Minerals.”  Through this process Lifeloc seeks to obtain assurance that metals within our supply chain are conflict-free

In accordance with the instructions to Form SD, this Report has not been audited by an independent private sector auditor.